Mail Stop 3561

Frank M. Moratti
Company Secretary and General Counsel
Sims Group Limited
Sims Group House
Level 6, 41 McLaren Street
North Sydney
New South Wales 2060
Australia

> **Re:** **Sims Group Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed January 17, 2008**
> **File No. 333-147659**

Dear Mr. Moratti:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The Merger Agreement, page 62

1. We note that you have made significant revisions in response to comment 17 in our letter dated December 28, 2007. In this regard, we note the addition of language in the third bullet point paragraph indicating that "information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Metal Management's public disclosures." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material

information regarding material contractual provisions are required to make statements included in the proxy statement/prospectus not misleading.

Conditions to Completion of the Merger, page 73

2. We note your revisions in response to comment 18 in our letter dated December 28, 2007. Please state whether you will resolicit shareholders if a material condition to the merger, such as obtaining an opinion that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, is waived.

Overview of Sims' Business, page 92

3. We note your response to comment 23 in our letter dated December 28, 2007. We note your disclosure here and elsewhere that "Sims is one of the world's largest metals recycling companies." It appears that your statements are management's beliefs based upon their research of selected public sources. As such, please revise to indicate that these statements are management's beliefs.

Exhibit 5.1

4. Counsel indicates that the legal opinion "has been delivered on the date hereof based on laws in effect on such date" and that it does not undertake to update the opinion. Please have counsel remove this date limitation and file a legal opinion that speaks as of the date of effectiveness of the registration statement.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Accountant, at (202) 551-3722 or Andrew Blume, Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Craig A. Roeder, Esq.
        Baker & McKenzie LLP